Exhibit 21

Name	Jurisdiction of Organization
Medytox Solutions, Inc.	Nevada
Scott County Community Hospital, Inc.	Tennessee
Jamestown TN Medical Center, Inc	Tennessee
Rennova Health Services TN, Inc.	Tennessee
Mountain View Physician Practice, Inc.	Tennessee
Medytox Diagnostics, Inc.	Florida
Medytox Medical Marketing & Sales, Inc.	Florida
Medytox Institute of Laboratory Medicine, Inc.	Florida
EPIC Reference Labs, Inc.	Florida
PB Laboratories, LLC	Florida
Biohealth Medical Laboratory, Inc.	Florida
International Technologies, LLC (DBA New Jersey Ref Lab)	New Jersey
Epinex Diagnostics Laboratories, Inc.	California
Epinex Diagnostics Laboratories, Inc.	Nevada

Health Technology Solutions, Inc.	Florida
Clinlab, Inc.	Florida
Medical Mime, Inc.	Florida
Platinum Financial Solutions Ltd.	Bahamas
Platinum Financial Solutions, LLC	Florida
Medical Billing Choices, Inc.	North Carolina

Advanced Molecular Services Group, Inc.	Florida
Genomas, Inc.	Delaware
CollabRx, Inc.	Delaware
Alethea Laboratories, Inc.	Texas